

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Timothy F. Murphy
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

> **Re: Gibraltar Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 000-22462**

Dear Mr. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to the Financial Statements
(6) Acquisitions, page 52

1. We note your company purchased all the outstanding stocks of TerraSmart LLC for the consideration of $228.2 million on December 31, 2020. Please provide us with an analysis that you are not required to file Rule 3-05 financial statements and pro forma financial information under Article 11 of Regulation S-X.

2. During 2020, your company purchased substantially all of the assets of Architectural Mailboxes LLC, Delta Separations, LLC, and Thermo Energy Systems, Inc in three separate transactions. We also note the aggregate purchase price was $81.2 million, resulting in $58.3 million in goodwill under purchase accounting. Please explain to us why these acquisitions are subject to accounting under ASC 805. Please provide us with

analyses based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.

3.   As for your company's acquisition of substantially all of the assets of Thermo Energy Systems, Inc., please explain why the acquisition resulted in $18.7 million of goodwill when the purchase price was $7.3 million.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch Chief at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing